UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form SD
Specialized Disclosure Report
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Freeport-McMoRan Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-11307-01 (Commission File Number)	74-2480931 (I.R.S. Employer Identification No.)

333 North Central Avenue Phoenix, AZ (Address of principal executive offices)	85004-2189 (Zip Code)

Douglas N. Currault II
Deputy General Counsel and Corporate Secretary
(602) 366-8100
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflicts Minerals Disclosure and Report

Freeport-McMoRan Inc. (FCX) is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum and had consolidated revenues from continuing operations totaling $18.6 billion for the year ended December 31, 2018.

Respect for human rights is a long-standing commitment of FCX. FCX’s Human Rights Policy, which is publicly available on its website at www.fcx.com/sustainability/human-rights, requires FCX to conduct business in a manner consistent with the Universal Declaration of Human Rights and the United Nations Guiding Principles on Business and Human Rights. FCX promotes human rights awareness through engagement with host governments and local communities, as well as by providing training to employees and contractors. FCX conducts its securities activities in line with the Voluntary Principles on Security and Human Rights.

FCX is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the calendar year ended December 31, 2018, which requires the disclosure of certain information if any conflict minerals (as defined in Form SD) are necessary to the functionality or production of a product manufactured or contracted to be manufactured by FCX during 2018. Terms herein have the same meanings given to them in Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

The United States (U.S.) Securities and Exchange Commission does not consider an issuer that mines conflict minerals to be manufacturing those minerals unless the issuer also engages in manufacturing, whether directly or indirectly or through contract, in addition to mining. In addition to its mining operations, FCX has certain operations that are considered manufacturing for purposes of Rule 13p-1. Accordingly, FCX conducted an analysis of the products at these facilities to determine if any contained conflict minerals. As a result, FCX determined that its specialty copper products facility (Bayway) uses tin in the manufacture of trolley wire, conductor wire, and tin-coated copper wire (the Subject Products) according to the specifications of its customers. Bayway made approximately $195 thousand in purchases of copper alloy rod (which contained tin) and tin anode for use in the manufacture of the Subject Products in 2018. Because tin is a conflict mineral and is necessary to the functionality of the Subject Products, FCX conducted, in good faith, a reasonable country of origin inquiry (RCOI) reasonably designed to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2018 originated in the Democratic Republic of Congo or an adjoining country (the Covered Countries).

As described further below, FCX believes that the tin used in the manufacture of the Subject Products in 2018 was sourced from smelters designated as “conflict-free” by the Responsible Minerals Assurance Process (RMAP), an initiative of the Responsible Business Alliance and the Global e-Sustainability Initiative, which uses an independent, third-party audit to determine which smelters and refiners can be verified as having systems in place to responsibly source minerals in line with current global standards. A list of smelters and refiners that meet the standards of the RMAP audit are published on the Responsible Business Alliance website. The audit standards are developed according to global standards, including the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

Conflict Minerals Disclosure

FCX has conducted a good faith RCOI that was reasonably designed, in accordance with Form SD and related guidance provided by the U.S. Securities and Exchange Commission, to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2018 originated in the Covered Countries. FCX does not have a direct relationship with any mines, smelters or refiners that may have direct knowledge of the source of the tin. As a result, FCX relies on communications and inquiries with its direct suppliers and publicly available data to provide information regarding the origin of the tin included in the Subject Products.

FCX’s inquiry identified two suppliers that provided copper alloy rod (which contained tin) and tin anode to the Bayway operation, and these suppliers provided FCX with the identification of the smelter that produced the tin supplied to Bayway. FCX verified that the identified smelters were designated as conflict-free under the RMAP and also obtained and reviewed the suppliers’ conflict minerals policy, which provided an affirmative statement that they do not purchase or process minerals that originate from the Covered Countries.

Based on its RCOI, FCX has no reason to believe that the tin used in the manufacture of the Subject Products by Bayway during 2018 originated from the Covered Countries. Accordingly, in accordance with Form SD, FCX has concluded that it is not required to conduct further due diligence and is not required to file a Conflict Minerals Report as an exhibit to this Form SD.

This information is available on FCX’s website at https://investors.fcx.com/investors/financial-information/sec-filings/default.aspx.

* Reference to FCX’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREEPORT-MCMORAN INC.

By: /s/ Kathleen L. Quirk
Kathleen L. Quirk
Executive Vice President and Chief Financial Officer

Dated: May 21, 2019